UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Departure of Chief Strategy Officer

Mr. Hakob Sirounian, the Chief Strategy Officer of VisionSys AI Inc, a Cayman Islands company (the “Company”), resigned from his position as the Chief Strategy Officer of the Company, effective on December 31, 2025. His resignation was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: January 6, 2026

2